Exhibit 21.1

SUBSIDIARIES OF DYNASTY FINANCIAL PARTNERS INC.

Company Name	State/Country of Incorporation
Dynasty Financial Partners, LLC	Delaware
Dynasty Advisors Financing Services, LLC	Delaware
Dynasty Capital Strategies LLC	Delaware
Dynasty Insurance Services, LLC	Delaware
Dynasty Securities, LLC	New York
Dynasty Wealth Management, LLC	Delaware
Advisor Services Exchange, LLC	Delaware
Dynasty Financial Management, LLC Dynasty Merger Sub, LLC	Delaware Delaware